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Exhibit 4.44

CONFORMED COPY

SHARE PURCHASE AGREEMENT

by and between

INTERNATIONAL TRADING AND INVESTMENTS HOLDINGS S.A.
LUXEMBOURG

and

SBS BROADCASTING S.A.

Dated as of December 23, 2002

SHARE PURCHASE AGREEMENT

        This SHARE PURCHASE AGREEMENT (the "Agreement") is made and entered into as of December 23, 2002, by and between International Trading and Investments Holdings S.A. Luxembourg, a company organized under the laws of Luxembourg with registered number B29742 and its registered office at 398, route d'Esch, L-1471, Luxembourg ("ITI"), and SBS Broadcasting S.A., a company organized under the laws of Luxembourg with registered number 31996 and its registered office at 8-10, rue Mathais Hardt, BP 39, L-2010, Luxembourg ("SBS" and, together with ITI, the "Parties" and each, a "Party").

        WHEREAS, SBS beneficially owns 217,140 common shares, par value PLN 100 per share, of TVN Sp. z o.o., a company organized under the laws of Poland (such entity, "TVN" and each such share, a "TVN Share"), representing 33% of the outstanding share capital of TVN as of the date of this Agreement; and

        WHEREAS, ITI desires to cause a subsidiary of ITI (the "Purchaser") to acquire from Strateurop International B.V., a company organized under the laws of The Netherlands and SBS's wholly owned subsidiary (the "Seller"), and SBS desires to cause Seller to sell to the Purchaser, 16,940 TVN Shares (the "Shares") in exchange for US $11,000,000 (such sale and purchase of Shares, the "Acquisition"), subject to the terms and conditions hereinafter provided;

        NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

        Unless otherwise indicated, defined terms in this Agreement and in the Exhibits to this Agreement have the meanings set forth or referenced below:

        "Acquisition" has the meaning ascribed to it in the recitals to this Agreement.

        "Affiliate" means, with respect to any specified Person, (x) any member of the board of directors or officer of, or any Person that beneficially owns at least 10% of the capital stock or other equity interests of, such specified Person, or (y) any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person, at any time during the period for which the determination of affiliation is being made. For purposes of this Agreement, the term "control", including the terms "controlled by" and "under common control with", as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities or otherwise.

        "Agreement" means this Share Purchase Agreement, dated as of December 23, 2002, by and between SBS and ITI.

        "Business Day" means any Monday, Tuesday, Wednesday, Thursday or Friday on which banks are open for business, are not required or permitted to be closed and are carrying out transactions in U.S. Dollars in Poland, Luxembourg, The Netherlands, London and The City of New York.

        "Cap" has the meaning ascribed to it in Section 6.3 of this Agreement.

        "Closing" and "Closing Date" have the meanings ascribed to them in Section 2.4 of this Agreement.

        "Contract" means any written or unwritten agreement, lease, license, instrument, contract, note, mortgage, indenture, arrangement, understanding or other obligation.

        "Damages" has the meaning ascribed to it in Section 6.2(a) of this Agreement.

        "Escrow Account" has the meaning ascribed to it in Section 2.6 of this Agreement.

        "Escrow Agent" has the meaning ascribed to it in Section 2.6 of this Agreement.

        "Escrow Funds" has the meaning ascribed to it in Section 2.6 of this Agreement.

        "Financing" has the meaning ascribed to it in Section 2.3 of this Agreement.

        "First Shareholder Loan Disbursement" has the meaning ascribed to it in Section 2.4 of this Agreement.

        "Governmental Entity" means any supranational, national, federal, state, provincial, local or other political subdivision thereof or entity, department, agency or instrumentality exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "Indemnitee" has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Indemnitor" has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Investment Agreement" means the Investment Agreement, dated as of July 26, 2000, by and between, among others, ITI and SBS, which was entered into in connection with the Prior Transaction.

        "ITI" has the meaning ascribed to it in the preamble to this Agreement.

        "ITI Group" means ITI and its Subsidiaries.

        "ITI Parties" means ITI and the Purchaser.

        "Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license (including without limitation all terrestrial and satellite broadcast licenses) or permit of any Governmental Entity.

        "N-Vision" means N-Vision B.V., a company organized under the laws of The Netherlands, which is wholly owned by ITI.

        "Notice" has the meaning ascribed to it in Section 6.4(a) of this Agreement.

        "Party" has the meaning ascribed to it in the preamble to this Agreement.

        "PBK" has the meaning ascribed to it in Section 2.3 of this Agreement.

        "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Prior Transaction" means the transactions entered into by the Parties and certain of their Affiliates in connection with the Share Purchase Agreement, dated July 21, 2000, by and between, among others, ITI and SBS.

        "Purchase Price" has the meaning ascribed to it in Section 2.2 of this Agreement.

        "Purchaser" has the meaning ascribed to it in the recitals to this Agreement.

        "Relationship Agreement" means the Relationship Agreement, dated as of July 26, 2000, by and between, among others, ITI and SBS, which was entered into in connection with the Prior Transaction.

        "SBS" has the meaning ascribed to it in the preamble to this Agreement.

        "SBS Group" means SBS and its Subsidiaries.

        "SBS Parties" means SBS and the Seller.

        "Seller" has the meaning ascribed to it in the recitals to this Agreement.

        "Shares" has the meaning ascribed to it in the recitals to this Agreement.

        "Share Transfer Agreement" has the meaning ascribed to it in Section 2.5 of this Agreement.

        "Subsidiary" means, with respect to any Person, any other Person of which shares of capital stock or other interests having a majority of the general voting power in electing the board of directors (or other body exercising similar authority) are, at the time as of which any determination is being made, beneficially owned by the first Person and/or by one or more of its respective Subsidiaries.

        "TVN" has the meaning ascribed to it in the recitals to this Agreement.

        "TVN Affiliate Debt" has the meaning ascribed to it in Section 2.3 of this Agreement.

        "TVN Shares" has the meaning ascribed to it in the recitals to this Agreement.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

        Section 2.1    Purchase and Sale of the Shares.    On and subject to the terms and conditions of this Agreement, ITI agrees to cause the Purchaser to purchase from the Seller, and SBS agrees to cause the Seller to sell to the Purchaser, the Shares for the consideration specified below in Section 2.2 below. ITI agrees that the Purchaser shall be a current shareholder of TVN that is a party to the Investment Agreement as of the date of this Agreement.

        Section 2.2    Purchase Price.    ITI agrees to pay to the Seller at the Closing US $11,000,000 (the "Purchase Price") by causing the payment of cash by wire transfer of immediately available funds to the Seller in accordance with Section 2.3 or 2.6 of this Agreement, as applicable below.

        Section 2.3    Payment of Purchase Price.    Subject to Section 2.6 below, ITI agrees to cause N-Vision to deliver irrevocable wire transfer instructions to TVN, with a copy by facsimile to each of SBS and Bank Przemyslowo Handlowy PBK S.A. ("PBK") (Attention: Andreas Strasser and Miroslaw Panek, Structured Finance Department, PBK; Facsimile No: +48 22 5319 535), in the form attached as Exhibit 1 to this Agreement, on the date of this Agreement, which shall instruct TVN to effect repayment of the first US $11,000,000 of outstanding loans to or promissory notes or any other indebtedness of TVN held by ITI or its affiliates (such loans, notes or other indebtedness, the "TVN Affiliate Debt") from funds from the proposed €75 million credit facility (the "Financing") being arranged for TVN by PBK to the account designated in writing to ITI by SBS.

        Section 2.4    Closing.    The closing of the Acquisition (the "Closing") shall take place at the offices of Sullivan & Cromwell in London, England, commencing at the time of the first disbursement of funds from the Financing used, in whole or in part, to repay (in whole or in part) any TVN Affiliate Debt (such event, the "First Shareholder Loan Disbursement") or, to the extent the conditions to the obligations of the Parties to effect the Closing (other than conditions with respect to actions the respective Parties will take at the Closing itself) have not been satisfied or waived by the time of the First Shareholder Loan Disbursement, as soon as practicably possible following the satisfaction or waiver or all conditions to the Closing (other than conditions with respect to actions the respective Parties will take at the Closing itself) (such date, the "Closing Date").

        Section 2.5    Deliveries at the Closing.    At the Closing, (i) SBS will cause Seller to execute and deliver to Purchaser a share transfer agreement in the form attached as Exhibit 2 to this Agreement (the "Share Transfer Agreement"), (ii) ITI will cause Purchaser to execute and deliver to Seller the Share Transfer Agreement and (iii) ITI will cause N-Vision to deliver the Purchase Price in the manner specified in Section 2.3 or 2.6 of this Agreement, as applicable.

        Section 2.6    Escrow Arrangement.    To the extent the conditions to the obligations of the Parties to effect the Closing (other than conditions with respect to actions the respective Parties will take at the Closing itself) are not reasonably expected to be satisfied or waived by the time of the First Shareholder Loan Disbursement (other than as a result of any failure on the part of any of the ITI

Parties to fully comply with its obligations under this Agreement), then ITI, N-Vision and SBS shall promptly enter into an escrow arrangement mutually acceptable to ITI and SBS pursuant to which the Parties shall appoint a first-class financial institution with an office in London, England to act as escrow agent for N-Vision (the "Escrow Agent") and ITI shall cause N-Vision to (i) irrevocably instruct TVN to promptly pay to an interest-bearing account maintained at the Escrow Agent (the "Escrow Account") the first US $11,000,000 of TVN Affiliate Debt (the "Escrow Funds") by wire transfer of immediately available US Dollar funds and (ii) irrevocably instruct the Escrow Agent, upon receipt of written confirmation from SBS (or its legal counsel) that SBS is ready to cause Seller to execute and deliver the Share Transfer Agreement in accordance with Section 2.5(i) above, to promptly release, transfer and deliver (by wire transfer of immediately available US Dollar funds) the Escrow Funds to the account designated in writing by SBS, together with any and all interest accrued thereon through and including the Closing Date; provided that, the Escrow Agent shall be permitted to release the Escrow Funds to N-Vision if this Agreement is terminated in accordance with Section 7.1 of this Agreement. The costs and expenses of the Escrow Agent shall be borne by ITI.

        Section 2.7    Right of SBS to Change the Seller.    Notwithstanding anything to the contrary herein, SBS shall have the right to designate any wholly-owned Subsidiary of SBS to act as Seller under this Agreement so long as such Subsidiary is the legal and beneficial owner of all of the Shares at the time of such designation. SBS shall give prior written notice to ITI and Purchaser upon any such designation being made, such notice being provided at least five Business Days prior to the Closing Date.

        Section 2.8    Guarantee of Performance by Respective Subsidiaries.    Each of ITI and SBS agrees to cause its respective Subsidiaries, subject to the terms and conditions set forth in this Agreement, to perform all of their respective obligations under this Agreement, and guarantees to the other Party the performance by such entities of all such obligations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.1    Representations and Warranties of SBS.    SBS hereby makes the following representations and warranties to ITI as of the date hereof and as of the Closing Date:

          (a)    Organization, Good Standing and Qualification.    Each of the SBS Parties is a corporation duly organized, validly existing and in good standing (if applicable) under the laws of its respective jurisdiction of organization.

          (b)    Due Authorization; Enforceability.    Each of the SBS Parties has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement constitutes the valid and binding agreement of the SBS Parties enforceable against the SBS Parties in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)    No Violations.    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any Law to which any members of the SBS Group is subject or result in a breach or violation of, or a default under, the organizational documents of any of the members of the SBS Group or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which any of the members of the SBS Group is a party or by which any member is bound or its assets subject.

          (d)    Government Approvals and Third-Party Consents.    There are no waiting periods or approvals required to be obtained or observed by any of the members of the SBS Group under any relevant competition or antitrust Laws or regulations in connection with the transactions contemplated by this Agreement and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made by any of the members of the SBS Group with or from any governmental entity or third-party or under applicable Law have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

          (e)    The Shares.    Seller is the legal and beneficial owner of the Shares, each of which is owned by Seller free and clear of any lien, pledge, security interest, claim or other encumbrance (other than any such encumbrance arising as a result of events or circumstances occurring prior to the indirect acquisition of the Shares pursuant to the Prior Transaction). Except as set forth in the Investment Agreement and the Relationship Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate SBS or any of its Subsidiaries to issue or sell any of the Shares or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any of the Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

          (f)    Brokers and Finders.    The Seller has no liability or obligation to pay any brokerage fees, commissions or finders, fees in connection with the transactions contemplated in this Agreement.

          (g)    No Other Representations or Warranties.    Except for the representations and warranties contained in this Section 3.1, neither SBS nor any other Person makes any other express or implied representation or warranty on behalf of any member of the SBS Group.

        Section 3.2    Representations and Warranties of ITI.    ITI hereby makes the following representations and warranties to SBS as of the date hereof and as of the Closing Date:

          (a)    Organization, Good Standing and Qualification.    Each of the ITI Parties is a corporation duly organized, validly existing and in good standing (if applicable) under the laws of its respective jurisdiction of organization.

          (b)    Due Authorization; Enforceability.    Each of the ITI Parties has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement constitutes the valid and binding agreement of the ITI Parties enforceable against the ITI Parties in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)    No Violations.    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any Law to which any member of the ITI Group is subject or result in a breach or violation of, or a default under, the organizational documents of any member of the ITI Group or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which any member of the ITI Group is a party or by which any member is bound or its assets subject.

          (d)    Government Approvals and Third-Party Consents.    There are no waiting periods or approvals required to be obtained or observed by any member of the ITI Group under any relevant competition or antitrust Laws or regulations in connection with the transactions contemplated by this Agreement and all consents, approvals, licenses, authorizations, registrations, notices or other filings (including without limitation any of the foregoing required with respect to broadcast licenses) required to be obtained or made by any member of the ITI Group with or from any governmental entity or third-party or under applicable Law have been obtained or made in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

          (e)    Brokers and Finders.    Purchaser has no liability or obligation to pay any brokerage fees, commissions or finders, fees in connection with the transactions contemplated in this Agreement.

          (f)    Investment.    The Purchaser is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the U.S. Securities Act of 1933, as amended.

          (g)    No Other Representations or Warranties.    Except for the representations and warranties contained in this Section 3.2, neither ITI nor any other Person makes any other express or implied representation or warranty on behalf of any member of the ITI Group.

ARTICLE IV

COVENANTS

        Section 4.1    Cooperation.

          (a)    Best Efforts.    Without prejudice to any of the other obligations of any of the Parties under this Agreement, ITI and SBS shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective best efforts to fulfill the conditions precedent to the obligations of each of the Parties hereunder and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable.

          (b)    Further Assurances.    After the Closing Date, ITI and SBS shall, and shall cause their respective Subsidiaries to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by ITI or SBS, or their respective Subsidiaries, as the case may be, and necessary for ITI or SBS, as the case may be, to satisfy their respective obligations hereunder or obtain the benefits expressly contemplated hereby.

          (c)    Disclosure.    This Agreement, the transactions contemplated hereby and the Parties' discussions in connection with this Agreement are to be held in confidence and no Party shall disclose, or shall permit any of its Subsidiaries to disclose, such confidential information other than (i) to the extent consistent with the any press release, press conference or public announcement approved in accordance with sub-section (d) below or as otherwise mutually agreed by the Parties, (ii) to each party's outside legal, accounting and financial advisors or (iii) where required by applicable law or stock exchange rules or regulations.

          (d)    Public Announcements.    Subject to sub-section (c) above, the Parties agree not to issue any press release, hold any press conference or make any public announcement related to this Agreement or the transactions contemplated hereby, unless and until such press release, press conference or other public announcement is approved in advance by both Parties (which approval shall not be unreasonably withheld or delayed).

        Section 4.2    Certain Taxes.    The ITI Parties shall be liable for any and all stamp, registration or transfer taxes incurred or arising directly from the sale and transfer to Purchaser of the Shares pursuant to this Agreement.

ARTICLE V

CONDITIONS

        Section 5.1    Conditions to Obligations of SBS and Seller.    The obligations of SBS and Seller to consummate the transactions to be performed by each of them in connection with the Closing are subject to the satisfaction prior to or at the Closing of the following conditions precedent:

          (a)    Representations and Warranties.    The representations and warranties made by ITI in this Agreement shall have been true and correct when made, and shall be true and correct on the Closing Date as though such representations and warranties were made on and as of the Closing Date.

          (b)    Compliance with Agreements and Conditions.    The ITI Parties shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by either of the ITI Parties at or before the Closing Date.

          (c)    Availability of Financing Proceeds.    TVN shall have the right (excluding any action required to be taken by it, such as delivery of a notice or other documents) to immediately draw down funds under the Financing to repay TVN Affiliate Debt in an aggregate amount at least equal to the Purchase Price.

        Section 5.2    Conditions to Obligations of ITI.    The obligations of ITI and the Purchaser under this Agreement to consummate the transactions to be performed by each of them in connection with the Closing are subject to the satisfaction prior to or at the Closing Date of the following conditions precedent:

          (a)    Representations and Warranties.    The representations and warranties made by SBS in this Agreement shall have been true and correct when made, and shall be true and correct on the Closing Date as though such representations and warranties were made on and as of the Closing Date.

          (b)    Compliance with Agreements and Conditions.    The SBS Parties shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by either of the SBS Parties at or before the Closing Date.

          (c)    Availability of Financing Proceeds.    TVN shall have the right (excluding any action required to be taken by it, such as delivery of a notice or other documents) to immediately draw down funds under the Financing to repay TVN Affiliate Debt in an aggregate amount at least equal to the Purchase Price.

ARTICLE VI

INDEMNIFICATION

        Section 6.1    Survival of Representations and Warranties.

          (a)    The representations and warranties contained in this Agreement shall survive until the first anniversary of the Closing Date.

          (b)    The representations and warranties contained in this Agreement, and the rights and remedies that may be exercised by any Person seeking indemnification hereunder, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by, any such Person or its representatives.

        Section 6.2    Indemnification.

          (a)    From and after the Closing Date and subject to Sections 6.1, 6.3 and 6.6, ITI shall defend, indemnify and hold harmless SBS and its Affiliates and each director, officer, member, partner, employee and agent of such Persons against any loss, damage, claim, liability, judgment or settlement of any nature or kind, including all costs and expenses relating thereto, including without limitation, interest, penalties and reasonable attorneys' fees (collectively "Damages"), arising out of, resulting from or relating to:

            (i)    the breach of any representation or warranty contained in Section 3.2 of this Agreement, or any certificate delivered by any of the ITI Parties pursuant hereto; and

            (ii)    the breach by ITI or any of its Subsidiaries of any covenant or agreement (whether to be performed prior to or after Closing) contained in this Agreement, or any certificate delivered by any of the ITI Parties pursuant hereto.

          (b)    From and after the Closing Date and subject to Sections 6.1, 6.3 and 6.6, SBS shall defend, indemnify and hold harmless ITI and its Affiliates and each director, officer, member, partner, employee and agent of such persons against Damages arising out of, resulting from or relating to:

            (i)    the breach by SBS of any representation or warranty contained in Section 3.1 of this Agreement, or any certificate delivered by any of the SBS Parties pursuant hereto; and

            (ii)    the breach by SBS or any of its Subsidiaries of any covenant or agreement (whether to be performed prior to or after Closing) contained in this Agreement, or any certificate delivered by any of the SBS Parties pursuant hereto.

          (c)    The term "Damages" as used in this Article VI is not limited to matters asserted by third parties against any Person entitled to be indemnified under this Article VI, but includes Damages incurred or sustained by any such Person in the absence of third party claims.

        Section 6.3    Indemnification Amounts.

          (a)    Except with respect to Section 6.2(a)(ii), (b)(ii) or (c), the maximum amount required to be paid by any Indemnitor (as defined below) pursuant to Article VI of this Agreement in respect of any and all Damages suffered by any and all Indemnitees (as defined below) is US $11,000,000 (the "Cap"); provided, however, that, notwithstanding the foregoing, the Cap shall not apply to out-of-pocket costs and expenses (including reasonable attorneys' fees), penalties or interest incurred by any Indemnitee.

          (b)    The limitations on the indemnification obligations set forth in this Section 6.3 shall not apply to any covenants or agreements of the Parties in this Agreement.

          (c)    Notwithstanding anything to the contrary set forth herein, no limitation on the indemnification obligations set forth in this Section 6.3 shall apply to any breach of a representation or warranty made as of the date hereof if such representation or warranty was made with knowledge by the party making such representation or warranty that it (i) contained an untrue statement of a material fact or (ii) omitted to state a material fact necessary to make the statements contained therein not misleading. Solely for purposes of calculating the amount of Damages incurred arising out of or relating to any breach or representation or warranty (and not for purposes of determining whether or not a breach has occurred), the references to materiality qualifications (or correlative terms) shall be disregarded.

        Section 6.4    Indemnification Procedures.

          (a)    In the event that any Person shall incur or suffer any Damages in respect of which indemnification may be sought hereunder, such Person (the "Indemnitee") may assert a claim for indemnification by written notice (the "Notice") to the party from whom indemnification is being sought (the "Indemnitor"), stating the amount of Damages, if known, and the nature and basis of such claim. In the case of Damages arising or which may arise by reason of any third-party claim, promptly after receipt by an Indemnitee of written notice of the assertion or the commencement of any action with respect to any matter in respect of which indemnification may be sought hereunder (but in no event more than 20 days after receipt of such notice), the Indemnitee shall give Notice to the Indemnitor and shall thereafter keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnitee to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor is materially prejudiced by such failure. In case any such action is brought against any Indemnitee, the Indemnitor shall be entitled to assume the defense thereof, by written notice of its intention to do so to the Indemnitee within 20 days after receipt of the Notice. If the Indemnitor shall assume the defense of such action, it shall not settle such action without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld; provided that an Indemnitee shall not be required to consent to any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or the plaintiff of an unconditional release of the Indemnitee from all liability with respect to such action or (ii) involves the imposition of equitable remedies or the imposition of any material obligations on such Indemnitee other than financial obligations for which such Indemnitee shall be indemnified hereunder. As long as the Indemnitor is contesting any such action in good faith and on a timely basis, the Indemnitee shall not pay or settle any claims brought under such action. Notwithstanding the assumption by the Indemnitor of the defense of any action as provided in this Section 6.4, the Indemnitee shall be permitted to participate in the defense of such action and to employ counsel at its own expense; provided, however, that if the defendants in any action shall include both an Indemnitor and any Indemnitee and such Indemnitee shall have reasonably concluded that counsel selected by Indemnitor has a potential conflict of interest because of the availability of different or additional defenses to such Indemnitee, such Indemnitee shall have the right to select one separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnitor.

          (b)    If the Indemnitor shall fail to notify the Indemnitee of its desire to assume the defense of any such action within the prescribed period of time, or shall notify the Indemnitee that it shall not assume the defense of any such action, then the Indemnitee may assume the defense of any such action, in which event it may do so acting in good faith in such manner as it may deem appropriate, and the Indemnitee shall be bound by any determination made in such action; provided, however, that the Indemnitee shall not be permitted to settle such action without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The Indemnitor shall be permitted to join in the defense of such action and to employ counsel at its own expenses.

          (c)    Amounts payable by the Indemnitor to the Indemnitee in respect of any Damages for which such party is entitled to indemnification hereunder shall be payable by the Indemnitor as incurred by the Indemnitee.

          (d)    In the event of any dispute between the Parties regarding the applicability of the indemnification provisions of this Agreement, the prevailing party shall be entitled to recover all Damages incurred by such party arising out of, resulting from or relating to such dispute.

        Section 6.5    Non-Exclusive Remedy.    The indemnification remedies provided in this Article VI shall not be deemed to be exclusive. Accordingly, the exercise by any Person of any of its rights under this Article VI shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such Person may be entitled to exercise (whether under this Agreement, under any other contract, under any Law or otherwise); provided, however, that no Party shall seek other remedies in those situations where they have received full indemnification payments with respect to such situations.

        Section 6.6    Certain Limitations.    The indemnification obligations of the Parties hereto for any breach of a representation and warranty described in Article III of this Agreement shall survive for only the period applicable to such representations and warranties as set forth in Section 6.1 of this Agreement, and thereafter all such representations and warranties of the Parties hereto under this Agreement shall be extinguished; provided, however, that such indemnification obligation shall not be extinguished in the event of Damages incurred as a result of an investigation, review, suit, claim or action that was instituted or begun prior to the expiration of the survival period set forth in Section 6.1 if notice was sent to the Indemnitor in the time and in the manner required by Section 6.4. Subject to the proviso at the end of the immediately preceding sentence, no claim for the recovery of such Damages may be asserted by an Indemnitee after such period; provided, however, that claims first asserted in writing and noticed with particularity as required by Section 6.4 within such period shall not thereafter be barred.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    Certain of the Parties may terminate this Agreement as provided below:

          (a)    SBS may terminate this Agreement at any time after December 31, 2002, by giving written notice to ITI prior to the Closing; and

          (b)    ITI may terminate this Agreement at any time after December 31, 2002, if the definitive documentation related to the Financing is terminated and PBK has provided written notice to ITI and/or TVN that PBK no longer intends to participate in the Financing or a similar financing transaction with TVN, by giving written notice to SBS prior to the Closing; provided that, ITI shall provide written evidence of such notice to SBS prior to exercising its termination right under this clause (b).

        Section 7.2    Effect of Termination.    Upon termination of this Agreement pursuant to Section 7.1, this Agreement shall be void and of no further force and effect and no Party shall have any liability to any other Party under this Agreement, except that nothing herein shall relieve any Party from any liability for the breach of any of the representations, warranties, covenants and agreements set forth in this Agreement except as contemplated by Article VI.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

        Section 8.2    Specific Enforcement.    It is hereby agreed and acknowledged that it will not be possible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved party will be irreparably damaged and will not have an adequate remedy at law. Any such party shall, therefore, in addition to any other remedies available under applicable law, be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties to this Agreement (and none of their respective subsidiaries) shall raise the defense that there is an adequate remedy at law.

        Section 8.3    Resolution of Disputes.    Any dispute arising out of or in connection with this Agreement or any ancillary agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this clause. The Parties expressly reserve their rights to apply to any state or other judicial authority for interim or conservatory measures in accordance with Article 25 of such Rules and subject to the terms and conditions set forth therein. The number of arbitrators shall be three. The seat, or legal place, of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English.

        Section 8.4    Entire Agreement.    This Agreement contains the entire understanding of the Parties with respect to the matters covered hereby and supercedes and replaces all prior oral or written agreements covering the matters contemplated in this Agreement. The Parties hereby agree that their respective rights and obligations under this Agreement shall not be amended, modified or in any way superceded by the Share Transfer Agreement to be executed and delivered pursuant to Section 2.5 of this Agreement. No legal suit, action or proceeding may be instituted by any of ITI Parties or SBS Parties in respect of the Share Transfer Agreement other than in accordance with Section 8.3 of this Agreement.

        Section 8.5    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect.

        Section 8.6    Successors and Assigns.    This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign or transfer any of its rights or obligations hereunder without the prior written consent of the other Party hereto. No third party is intended to have any rights by reason of, or to enforce, any provision of this Agreement.

        Section 8.7    Notices.    All notices or services of process provided for herein shall be validly given or served, as the case may be, if in writing and delivered personally, or by confirmed facsimile (followed promptly by an original copy of such notice or service of process delivered by registered mail), in accordance with the following:

  If to ITI or Purchaser:

  International Trading and Investments Holdings S.A. Luxembourg
  398 Route d'Esch
  1471 Luxembourg

  Facsimile: +352 49 48 48 2900
  Attention: Corporate Secretary

   With a copy to:

  ITI Services AG
  Beutsweg 12
  8032 Zurich
  Switzerland

  Facsimile: +41 1 258 88 44
  Attention: Romano Fanconi

   If to SBS or the Seller:

  SBS Broadcasting S.A.
  8-10 rue Mathias Hardt
  L—1717 Luxembourg

  Facsimile: +35 2 40 7804

  Attention: Corporate Secretary

   With a copy to:

  SBS Services B.V.
  353 Rietlandpark
  Amsterdam 1019 EM
  The Netherlands

  Facsimile: +31 20 519 1996
  Attention: Corporate Secretary

  and

  Sullivan & Cromwell
  1 New Fetter Lane
  London EC4A 1AN, England

  Facsimile: +44 20 7959 8950
   Attention: William A. Plapinger

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given to the other party in a like manner.

        Section 8.8    Amendments; Waivers.    This Agreement may be amended only by a writing executed by each of the Parties hereto. No waiver by either Party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

        Section 8.9    Fees and Expenses.    Except as provided in Sections 2.6 and 4.2 of this Agreement, each party shall pay the fees and expenses of its counsel, investment bankers, accountants and other advisors and all other expenses incurred by such party incident to the negotiation, preparation, execution and delivery and performance of this Agreement.

        Section 8.10    Time is of the Essence.    With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 8.11    Headings.    The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

        Section 8.12    Counterparts.    This Agreement may be executed by the Parties hereto in counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, each of ITI and SBS have caused this Agreement to be duly executed by their respective authorized directors or officers as of the date first above written.

INTERNATIONAL TRADING AND INVESTMENTS HOLDINGS S.A. LUXEMBOURG
By:	/s/ ROMANO FANCONI Name: Romano Fanconi Title: Attorney-in-fact
SBS BROADCASTING S.A.
By:	/s/ JUERGEN VON SCHWERIN Name: Juergen von Schwerin Title: Chief Financial Officer

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  Exhibit 4.44
  CONFORMED COPY